Exhibit (a)(5)(B)

IN THE CIRCUIT COURT OF COOK COUNTY. ILLINOIS

COUNTY DEPARTMENT. CHANCERY DIVISION

JOHN NICHOLAS, Individually and on Behalf of All Others Similarly Situated,

Plaintiff,
Case No.
vs.

TELULAR CORPORATION, BRIAN J. CLUCAS, LAWRENCE S. BARKER, M. BRIAN MCCARTHY, JOHN W. HANDY, JOSEPH A. BEATTY, BETSY BERNARD, and JACOB JACOBOWITZ,	JURY DEMAND

Defendants.

CLASS ACTION COMPLAINT FOR
BREACH OF FIDUCIARY DUTY

Plaintiff, by and through his undersigned attorneys, alleges as follows:

SUMMARY OF THE ACTION

1.                                    This is a stockholder class action brought on behalf of the holders of Telular Corporation (“Telular” or the “Company”) common stock against Telular and certain of Telular’s officers and/or directors (the “Board”) for breaches of fiduciary duty and/or other violations of state law arising out of defendants’ efforts to complete the sale of the Company to Avista Capital Partners (“Avista”) pursuant to an unfair process and for an unfair price (the “Proposed Acquisition”), via tender offer. In pursuing the unlawful plan to sell Telular to Avista, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

2.                                    Founded in 1986 and based in Chicago, Illinois, Telular develops products and services that utilize wireless networks to provide data and voice connectivity among people and machines. Telular’s product and service offerings are created through the -Company’s historical competence in developing cellular electronics along with utilizing the data transport capabilities of today’s commercial wireless networks. The Company and its stock have performed well in recent years, as reflected in part by the fact that every single analyst studying Telular’s stock have rated it either as a “buy” or a “strong buy.”

3.                                    Despite this strong performance, on April 29, 2013, Telular announced that it had entered into a definitive merger agreement (the “Merger Agreement”) to be acquired by Avista, a private equity firm. Under the terms of the Merger Agreement, Avista will commence an all cash tender offer (the “Tender Offer”) for all outstanding shares of Telular at just $12.61 per share. Telular explained that the Proposed Acquisition implies, on a fully-diluted basis, a total equity value of approximately $253 million. The Proposed Acquisition is conditioned upon the tender of at least two-thirds of the shares of Telular in the Tender Offer, receipt of regulatory approvals and other customary closing conditions.

4.                                    The $12.61 per share significantly undervalues Telular’s value and is plainly unfair to Telular’s shareholders. Yahoo! Finance studied the reports of numerous market analysts on Telular, and calculated the median and mean price targets for the Company’s stock to be $13.00 and $14.75, respectively, far above the purportedly “premium” offer price touted by defendants. In fact, one analyst set a price target of 518.50 for Telular’s stock, nearly 47% higher than the offer price. Even the lowest analyst target price came in higher than Avista’s offer.

5.                                    The motivation for approving such a substantively unfair transaction becomes clear when one considers the Proposed Acquisition was driven by materially interested insiders who hold over one million shares of Telular common stock in unvested stock options and otherwise illiquid holdings. According to the Company’s SEC filings, Telular’s executive officers and Board, as a group, hold 1,525,546 shares in Telular stock and are thus set to receive over a collective $19 million in the Proposed Acquisition. -These large blocks of shares represent illiquid holdings that the Board and management could not have otherwise sold in such an expeditious fashion.

6.                                    Acting in their own self-interest, defendants utilized a defective sales process which was not designed to maximize shareholder value or protect the interests of Telular shareholders, but rather was designed to divert the Company’s valuable assets to Avista. Among other things, the defendants agreed to preclusive deal protection devices such as full -no-shop- provisions and a prohibitive termination fee designed to deter superior proposals and render the Proposed Acquisition a fait accompli. Moreover, defendants are attempting to utilize the controversial “top-up option,” which gives Avista the right (under certain conditions) to purchase enough shares to give it over 90% control of the Company and thus to complete the Proposed Acquisition via a “short-form” merger without the approval of Telular shareholders.

7.                                    The defendants breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or aided and abetted such breaches. Rather than acting in the best interests of the Company’s shareholders, defendants spent substantial effort tailoring the structural terms of the Proposed Acquisition to aggrandize their own personal interests and to meet the specific needs of Avista, which efforts will eliminate the majority of the equity interest of Telular’s shareholders.

8.                                    In essence, the Proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the merger of Telular and Avista, on terms preferential to Avista and defendants, and detrimental to Plaintiff and Telular’s shareholders. Plaintiff seeks to enjoin the Proposed Acquisition.

JURISDICTION AND VENUE

9.                                    This Court has jurisdiction pursuant to Illinois Const., Art. 6 §9 and 805 ILCS 5/7.80. The amount in controversy, exclusive of interests and costs, exceeds the jurisdictional minimum of this Court.

10.                            This Court has jurisdiction over Telular because Telular is a citizen of Illinois and Delaware as it is incorporated in Delaware and has its principal place of business at 311 South Wacker Drive, Suite 4300, Chicago, IL 60606. This action is not removable.

11.                            Venue is proper in this Court pursuant to 735 ILCS 5/2-101 because defendant Telular has its executive offices in this County and some or part of the conduct complained of herein occurred in this County.

12.                            Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the individual defendants’ primary participation in the wrongful acts detailed herein occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

13.                            Plaintiff John Nicholas is, and at all times relevant hereto was, a shareholder of Telular.

14.                            Defendant Telular, Inc. is a Delaware corporation with its headquarters and principal place of business at 311 South Wacker Drive, Suite 4300, Chicago, IL 60606. Telular is

a leading provider of remote monitoring and asset tracking solutions. Telular is sued as an aider and abettor herein.

15.                            Defendant Brian J. Clucas has served as a director of Telular since October 2003. Ile has been the Chairman of the Audit Committee since joining the Telular Board, and has been a member of the Nominating and Governance Committee since it was formed in 2008.

16.                            Defendant Lawrence S. Barker joined Telular’s Board in 2004. He is the Chairman of the Nominating and Governance Committee and also serves on the Audit Committee.

17.                            Defendant M. Brian McCarthy has served as a director of Telular since July 30, 2007 and became Chair of the Compensation Committee in February 2009. He also currently serves on the Audit Committee.

18.                            Defendant John W. Handy has served as a director of Telular since May 1, 2012. Handy currently serves on the Compensation Committee and the Nominating and Governance Committee.

19.                            Defendant Joseph A. Beatty is a director of Telular, and has served as President and Chief Executive officer (“CEO”) of Telular since January 1, 2008. Prior to that, he was Executive Vice President since April 2007 and CFO and Secretary since May 2007.

20.                            Defendant Betsy Bernard has served as director of Telular since July 30, 2007. She currently serves as the non-executive Chairperson of the Board, and she also currently serves on the Compensation Committee.

21.                            Defendant Jeffrey Jacobowitz has served as director since February 2009. He is a member of’ the Audit and Nominating and Governance Committees.

22.                            The defendants named above in ¶¶16-22 are sometimes collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

23.                            Plaintiff brings this action on his own behalf and as a class action pursuant to 735 ILCS 5/2-801, on behalf of all holders of Te1ular’s stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

24.                            This action is properly maintainable as a class action.

25.                            The Class is so numerous that joinder of all members is impracticable. According to Telular’s recent filings with the SEC, as of the close of business on December 19, 2012, Telular had 17,947,600 million shares of common stock issued and outstanding.

26.                            There arc questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)                               whether defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b)                              whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c)                               whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d)                              whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Gentoptix and/or Avista;

(e)                               whether defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing;

(f)                                  whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(g)                               whether the Proposed Acquisition compensation payable to Plaintiff and the Class is unfair and inadequate; and

(h)                               whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

27.                            Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

28.                            Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

29.                            The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

30.                            Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

31.                            Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE PROPOSED ACQUISITION

32.                            On April 29, 2013, Telular and Avista jointly announced the Proposed Acquisition in a press release published with the U.S. Securities and Exchange Commission (“SEC”). The release stated in part:

CHICAGO, IL, NEW YORK, NY—Telular Corporation (NASDAQ: WRLS) (“Telular”) and Avista Capital Partners (“Avista”) today jointly announced that they have entered into a definitive agreement providing for the acquisition of Telular for $12.61 per share net in cash and approximately $18.5 million in assumed net debt, or approximately $253 million in total consideration. The purchase price represents a 31% premium to the closing share price on April 26, 2013, the last full trading day before today’s announcement, and a 27% premium to the 60-day average share price. The proposed acquisition has fully committed financing and is currently expected to close within 50-75 days.

“This announcement represents a very positive event for our shareholders,” said Joe Beatty, chief executive officer of Telular. “We are proud of our nineteen years as a public company, during which we believe we have served our shareholders well, and the partnership with Avista will allow the Company to expand and build on its success to date. For our customers, we will continue to deliver the best remote wireless monitoring and tracking solutions available in the markets we serve,” concluded Mr. Beatty.

Brendan Scollans, Partner at Avista, said, “Telular’s strong position in three rapidly growing machine-to-machine communications end markets and compelling recurring revenue business model make it a highly attractive platform for Avista. We are looking forward to working with Telular’s talented management team to drive the next phase of the Company’s growth both organically and through acquisitions.”

Under the terms of the definitive agreement, an entity controlled by Avista will promptly commence a tender offer to purchase any or all of the outstanding shares of Telular common stock for $12.61 net in cash. The closing of the tender offer is subject to customary terms and conditions, including the tender of at least two-thirds of Telular’s outstanding shares of common stock, the expiration or termination of the waiting period under the Hart Scott Rodin° Antitrust Improvement Act of 1976, and the receipt of any applicable consents or approvals from the Federal Communications Commission.

The definitive agreement also provides for the parties to effect, subject to customary conditions, a “short-form” merger without a meeting of Telular’s shareholders immediately following the completion of the tender offer, which merger would result in all shares not tendered being converted into the right to receive $12.61 per share net in cash, without interest.

33.                            The Proposed Acquisition is substantively unfair to Plaintiff and other Telular shareholders. In an attempt to obscure the substantive unfairness of the deal, defendants touted the purported premium the offer price provided to Telular shareholders. However, defendants failed to mention that the $12.61 offer price falls short of market analysts’ median price target for Telular stock of $13.00. Moreover, this offer price pales in comparison to the price target of at least one analyst reported by Yahoo! Finance, who predicted the Company’s stock to reach as high as $18.50.

34.                            The Proposed Acquisition is also the result of a flawed and inherently unfair process that benefits corporate insiders while harming and disenfranchising Plaintiff and other Telular shareholders. As mentioned in the press release above, defendants have structured the Proposed Acquisition to be consummated as a “short- form” merger following the completion of the tender offer so that defendants can close on the deal without a meeting of Telular’s shareholders. In other words, defendants have deliberately structured and approved a transaction that would cause Telular to be acquired and cease to exist as an independent company without the input and approval of the Company’s shareholders.

35.                            Defendants propose to accomplish this disenfranchisement through a controversial procedure known as the “top-up option.” As stated in the Merger Agreement:

“Telular has granted [Avista] an irrevocable, one-time option (the “Top-Up Option”) to purchase up to a number of Shares that, when added to the number of Shares owned by [Avista] at the time of such exercise, constitutes at least one Share more than 90% of the Shares outstanding immediately after such exercise on a fully diluted basis . . .”

36.                            A “top-up option” is a widely criticized procedure used by some companies following a successful tender offer that permits the buyer to acquire authorized and unissued shares of the target company’s stock for the same purchase price as the tender offer price. This purchase, when combined with the stock acquired in the tender offer, enables the buyer to obtain more than 90% of the target company’s stock so that a second-step merger can be completed as a “short-form” merger without the need for a shareholder vote or meeting. As one report describing top-up options put it, “[p]arties to friendly transactions, once a price has been agreed, want to get their deals done without delay and without deal execution risk.”

37.                            However, in the process of getting their deals done quickly and without -execution risk” (i.e., shareholder scrutiny), company executives who utilize top-up options often run roughshod over the rights of their company’s shareholders and/or cause significant harm to shareholders in breach of their fiduciary duties, as is the case here. Defendants’ employment of a top-up option in the Proposed Acquisition threatens significant harm to Plaintiff and other Telular shareholders for a number of reasons:

38.                            First, it prevents shareholders from meeting to discuss and vote on the Proposed Acquisition that will effectively extinguish the Company into which they have invested their money.

39.                            Second, the top-up option violates Delaware General Corporation Laws §§ 152, 153, and 157, because it authorizes the issuance of stock at an unfair price set by a collusive and faithless Board.

40.                            Third, issuing potentially millions of shares of Telular stock to Avista at the offer price threatens to dilute the value of the Company’s stock and unfairly harm dissenting Telular stockholders who seek to enforce their appraisal rights. This reality in turn will serve to coerce shareholders unwilling to support the substantively unfair Proposed Acquisition to tender their shares rather than risk receiving less than the offer price at appraisal. Under the terms of the Merger Agreement, any Telular shareholder who does not tender his or her shares will receive cash for their shares at a price determined through appraisal. However, the top-up option threatens shareholders who might seek appraisal with the issuance of a significant number of shares at less than what the dissenting shareholder believes is fair value. Because the top-up shares will be outstanding at the time of the short-form merger, any remaining stockholders who might otherwise have sought appraisal would find their proportionate interest in the Company diluted by the issuance of what they regard as underpriced shares. The top-up option thus makes appraisal less attractive and thereby coerces shareholders who otherwise would seek appraisal into tendering for reasons unrelated to the economic merits of the Proposed Acquisition.

41.                            The Proposed Acquisition is procedurally unfair for other reasons as well. For example, defendants have enacted numerous deal protection devices to discourage superior proposals for the Company from third parties, and to thus render the Proposed Acquisition a fait accompli. In particular, the Merger Agreement requires Telular to pay a prohibitive $8.2 million termination fee (equal to more than 3% of the total value of the Proposed Acquisition) if the Company backs out of the deal. In addition, the Merger Agreement includes full “no-shop” clauses preventing the Company from negotiating after May 8, 2013 (only one week after announcement of the Proposed Acquisition) with third parties who have already made alternative and potentially superior offers for the Company. Moreover, the Company is prohibited from soliciting any additional third party offers after May 29, 2013, only thirty days after the announcement of the Proposed Acquisition.

42.                            Further, to the extent the Individual Defendants can “shop” the Company under the Merger Agreement, this provision is also flawed and unfair to Telular’s shareholders. As Telular explained in press releases dated April 29, 2013, and April 30, 2013, “[i]t is not anticipated that any developments will be disclosed with regard to this process unless Telular’s Board of Directors makes a decision with respect to a potential superior proposal.” In other words, the Individual Defendants are not required to disclose to shareholders their attempts to shop the Company and solicit superior proposals, as their fiduciary duties obligate them to do, nor are they required to disclose all offers made during this period. Instead, the Individual Defendants only “anticipate” (but are not required) to disclose information about proposals that they determine are potentially superior, and only intend to disclose those proposals after a decision has been made with respect to the proposals. Such secrecy during the “go shop” period, particularly in light of the ironclad “no shop” provisions to follow and defendants’ attempt to close the Proposed Acquisition without a shareholder meeting, further illustrates the Individual Defendants desire to ram through this merger with as little shareholder input as possible.

43.                            The definition of “Superior Proposal” under the Merger Agreement further highlights that any “go shop” provision is largely illusory and unlikely to result in a meaningful solicitation by the faithless Individual Defendants. The Merger Agreement provides that a “Superior Proposal” must be both -likely to be consummated, if accepted,” and “more favorable from a financial point of view . . . after taking into account the . . . financial (including any break-up fees and expense reimbursement and the form of consideration) aspects” of the proposal (emphasis added). As discussed above, acceptance of an alternative proposal would trigger a prohibitive $8.2 million break-up fee, plus expense reimbursement to Avista. Thus, because of the very deal protection devices accepted by the Individual Defendants, it is highly unlikely that Telular will receive an offer that can even meet the definition of a “superior proposal” — and even if it did the Individual Defendants still would not be required to disclose the pendency of the offer to shareholders.

DEFENDANTS’ FIDUCIARY DUTIES

44.                            In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a)                               (a) adversely affects the value provided to the corporation’s shareholders;

(b)                              will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)                               contractually prohibits them from complying with their fiduciary duties;

(d)                              will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)                               will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

45.                            In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Telular, are obligated to refrain from:

(a)                               participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)                              participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)                               unjustly enriching themselves at the expense or to the detriment of the public shareholders.

46.                            The Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated the fiduciary duties owed to Plaintiff and the other public shareholders of Telular, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their Telular common stock in the Proposed Acquisition.

47.                            Because the Individual Defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties and Aiding and Abetting

48.                            Plaintiff repeats and realleges each allegation set forth herein.

49.                            The Individual Defendants, aided and abetted by Telular, have violated their fiduciary duties of care, loyalty, candor, good faith and independence owed to the public shareholders of Telular and have acted to put their personal interests ahead of the interests of Telular’s shareholders.

50.                            By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Telular.

51.                            The Individual Defendants have violated their fiduciary duties by entering into the Proposed Acquisition without regard to the fairness of the transaction to Telular’s shareholders. Telular aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other holders of Telular stock.

52.                            As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor, and independence owed to the shareholders of Telular because, among other reasons, they failed to ensure a fair process and maximization of shareholder value.

53.                            Because the Individual Defendants dominate and control the business and corporate affairs of Telular, and are in possession of private corporate information concerning Telular’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Telular which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

54.                            By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

55.                            As a result of the actions of defendants, Plaintiff and the Class have been and will be irreparably harmed.

56.                            Unless the Proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition’s terms, and will not supply to Telular’s shareholders sufficient information to enable them to make informed decisions regarding the tender of their shares in connection with the Proposed Acquisition, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

57.                            Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in Plaintiff’s favor and in favor of the Class and against defendants, as follows:

A.                                 Declaring that this action is properly maintainable as a class action;

B.                                  Declaring and decreeing that the Proposed Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C.                                 Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;

D.                                 Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Telular’s shareholders and to refrain from entering into any transaction until the process for the sale or merger of the Company is completed and the highest possible value is obtained;

E.                                   Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

F.                                   Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.                                 Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

58.                            Plaintiff demands a trial by jury.

DATED: May 2, 2013	JOHN NICHOLAS, individually and on behalf of all others similarly situated,

One of his attorneys.

Frank J. Johnson Shawn E. Fields JOHNSON & WEAVER, LLP 110 West “A” Street, Suite 750 San Diego, CA 92101 Tel: (619) 230-0063	Edward T. Joyce Rowena T. Parma THE LAW OFFICES OF EDWARD T. JOYCE & ASSOC., P.C. 135 South LaSalle Street, Suite 2200 Chicago, IL 60603 Telephone: (312) 641-2600 Atty. No. 47922